FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                                  May 13, 2003

                      Pursuant to Rule 13a-16 or 15d-16 of
                       of Securities Exchange Act of 1934


                                   OAO TATNEFT
                             (also known as TATNEFT)

                              (name of Registrant)
                                 75 Lenin Street
                          Almetyevsk, Tatarstan 423400
                               Russian Federation

                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X....  Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes......  No...X....

OAO Tatneft has released the following information in connection with its annual general shareholders' meeting:



                   For Information of OAO Tatneft Shareholders
                   -------------------------------------------

                               Dear Shareholders:

         Open Joint Stock Company Tatneft hereby notifies you of the holding of an annual general shareholders' meeting in the form of joint presence with prior delivery of voting ballots. The following items have been placed on the agenda for the meeting:

  1. Report of the Board of Directors about the financial and economic activities of OAO Tatneft for 2002. Approval of the annual report of the Company and annual accounting statements, including profit and loss statements (profit and loss accounts) of the Company for 2002. Report of the external auditor of the company.
  2. Approval of the distribution of profits based on the results of the fiscal year.
  3. Payment of annual dividends based on the results of 2002. Approval of the amount of dividends and of the form and date of payment of dividends.
  4. Election of members of the Board of Directors of OAO Tatneft.
  5. Election of members of the audit commission of OAO Tatneft.
  6. Approval of the external auditor of the joint stock company.
  7. Making of changes and additions to the OAO Tatneft Charter.

         The meeting will be held on June 27, 2003 at 11:00 a.m. at "Neftche" Palace of Culture, 98 Lenin Street, Almetyevsk, Republic of Tatarstan.

         The list of shareholders entitled to participate in the annual general shareholders' meeting is compiled on the basis of data from the register as of 8:00 a.m. on May 12, 2003.

         Preliminary registration of shareholders will be held from June 17 to June 26, 2003 from 8:00 a.m. until 5:00 p.m. at OAO Tatneft Property Management Department, 10 Gagarin Street, Almetyevsk.

         Registration on the day of the meeting will be held from 8:30 a.m. at "Neftche" Palace of Culture.

         To register as a participant in the meeting, one should have one's passport (identity card) and representatives of shareholders should also have a power of attorney.

         Materials related to the agenda for the meeting may be reviewed in the newspapers "Neftyanik Tatarstana" and "Khezine," as well as at the following addresses:

         - OAO Tatneft Property Management Department, 10 Gagarin Street, Almetyevsk;
         - OAO Tatneft Representative Office, 17 Tverskoi Boulevard, Moscow;
         - OAO Tatneft Representative Office, 6/2 Chernyshevskogo Street, Kazan.

         Filled-in voting ballots should be delivered to the following address:
         OAO Tatneft Property Management Department, 10 Gagarin Street, Almetyevsk, 423450, Republic of Tatarstan.

         Votes represented by voting ballots received by the Company not later than two days before the date of the general shareholders' meeting will be taken into account in determining the quorum and voting results pursuant to Section 3 of Article 60 of the Federal Law "On Joint Stock Companies."

Telephones for inquiries:
25 - 07 - 00 ; 31 - 97 - 80 ; 31 - 97 - 76 ; 25 - 90 - 02


                                                  OAO Tatneft Board of Directors

                                  INFORMATION
                                  -----------
             about candidates to the OAO Tatneft Board of Directors
             ------------------------------------------------------

Rishat Fazlutdinovich ABUBAKIROV was born in 1959. In 1981, he graduated from Kazan Construction Engineering Institute. After graduation, he has for two years served in the Armed Forces. Between 1983 and 1990, he was a Young Komsomol League and then a Communist Party functionary, serving at the Almetyevsk City Komsomol Committee, Tatar Regional Komsomol Committee, and the Almetyevsk City Communist Party Committee. Between 1990 and 2001, he worked with OAO Tatneft as assistant to the General Director, Head of the PR Department, Chief of Staff, Deputy General Director for Personnel and Social Development. Since July 2001, he has been Head of Almetyevsk Region and City Administration.

Valery Pavlovich VASILIEV was born in 1947. He graduated from Kazan Agricultural Institute in 1970 with a specialization in mechanical engineering. He started work in 1970 as mechanical engineer at the OKS of the Agricultural Department of the Executive Committee of Laishevsky District Council. He then worked in the Laishevsky District as Chief Engineer of Volzhsky state farm, Chairman of Put Ilyicha collective farm and Director of Rossiya farm. From 1977 to 1985, he was a full-time party officer, serving as the Second and First Secretary of the Laishevsky District Committee of the CPSU and Head of the Agriculture and Food Industry Section of the Tatar Region Committee of the Communist Party. In 1988, he was appointed First Deputy Chairman of the Republic's State Agricultural Committee and Minister of the Tatar Autonomous Soviet Socialist Republic. He was then appointed First Secretary of the Rybno-Slobodsky District Committee of the CPSU. From 1989 to 1995, he worked with the Government of the Republic as First Deputy Chairman of the Council of Ministers of the Tatar Autonomous Soviet Socialist Republic and First Deputy Prime Minister of the Republic of Tatarstan. He was then Head of the Control Department of the President of the Republic of Tatarstan. From 1996 to 1999, he headed the Ministry for Agriculture and Food of the Republic of Tatarstan. In May 1999, he was appointed Chairman of the State Property Management Committee of the Republic of Tatarstan. Since 2001, he has been Minister for Land and Property Relations of the Republic of Tatarstan.

Radik Raufovich GAIZATULLIN was born in 1964. In 1985, he graduated from Kazan Agricultural Institute with a specialization in accounting and economic analysis of agriculture. He started work as chief accountant at the collective farm Mayak, Laishevsky District. Then he worked as leading economist for control and supervision of the Laishevsk District Cooperative Society, then he worked as chief accountant of the agricultural firm Biruli, Vysokogorsk District. In 1999, he was transferred to the Ministry of Finance of the Republic of Tatarstan as Head of the Department for Financing Agriculture and Foodstuffs Industry. In June 2000, he was appointed Deputy Minister of Finance of the Republic of Tatarstan and, in 2001, First Deputy Minister of Finance of the Republic of Tatarstan. Since June 2002, he has been Minister of Finance of the Republic of Tatarstan.

Rinat Gimadelislamovich GALEEV was born in 1939. In 1967, he graduated from Ufa Oil Institute with a specialization in mining engineering. Mr. Galeev started work in 1958 as well research operator with the Oil Production Department Almetyevneft. He then worked as head of an oil production area at the Oil Production Department Alkeevneft, Secretary of the Communist Party Committee of NGDU, Second and then First Secretary of the Almetyevsk City Committee of the Communist Party of the Soviet Union, Head of the Almetyevneft NGDU, Deputy General Director of OAO Tatneft. Between 1990 and 1999, he was General Director of OAO Tatneft. Since 1999, he has been Chairman of the Board of Directors of Bank Devon-Credit. He holds a Ph.D. in technical sciences.

Nail Gabdulbarievich IBRAGIMOV was born in 1955. In 1977, he graduated cum laude from the Moscow Gubkin Institute of Petrochemical and Gas Industry. Following graduation, he first worked as an oil and gas production operator with the Almetyevneft NGDU, and at that enterprise was gradually promoted to the position of Chief Engineer. In 1999, he was appointed Deputy General Director and Chief Engineer of Tatneft. He has been First Deputy General Director for Production and Chief Engineer of the Company since 2000. He holds a Ph.D. in technical sciences.

Vladimir Pavlovich LAVUSHCHENKO was born in 1949. He graduated from the Evening Department of the Moscow Institute of Petrochemical and Gas Industry, and earned an extramural Ph.D. from the National Research Institute of Organization of Management and Economics of the Oil and Gas Industry. He started work in 1966 with the Almetyevsk Road Construction Unit. After serving in the military, he worked as head of a computing equipment group at the Research and Production Division of the Almetyevneft NGDU. In 1984, he became Head of the Scientific Organization of Work Section of the Yamashneft NGDU, and from 1986 he worked as Deputy Director for Economic Matters and Chief Accountant of the Almetyevneft NGDU. In April 1995 he was appointed Chief Accountant of OAO Tatneft, and since 1997, he has been Deputy General Director for Economics. He holds a Ph.D. in economics.

Nail Ulfatovich MAGANOV was born in 1958. In 1983, he graduated from the Tatar Evening Department of Moscow Institute of Petrochemical and Gas Industry. He started work in 1977 at NGDU Yelkhovneft, where he has worked all the way up from helper to head of oil and gas production division. Between 1991 and 1993, he was Deputy Head of Zainskneft NGDU for capital construction. In 1993, he was transferred to the position of Chief of Oil and Oil Products Sales Department with OAO Tatneft head office. In 1994, he was appointed Deputy General Director of OAO Tatneft for Production. Since July 2000, he has been working as First Deputy General Director for Sales and Refining of Oil and Oil Products and Head of the Oil and Oil Products Sales Department.

Rustam Nurgalievich MINNIKHANOV was born in 1957. In 1978, he graduated from Kazan Agricultural Institute with a specialization in mechanical engineering, and graduated from the Extramural Institute of Soviet Trade in 1985. He started work in 1978 as engineer responsible for diagnostics at Sabinsky District Union of Agricultural Equipment. His further work record has included such positions as Senior and Chief Power Engineer, Sabinsky Forestry Engineering Co. From 1983 to 1985, he was Deputy Director for Trade, Trade Authority, Sabinsky District and from 1985 to 1990 he was Chairman, Arsky Consumer Supplies Board. Then he was elected Chairman of the Executive Committee, Arsky District Council of Peoples' Deputies. In 1992, for one year, he was First Deputy Head of Administration, Arsky District, and from 1993 to 1996, he was Chairman of Visokogorsky District Council of People's Deputies and then Head of Administration of Visokogorsky District of the Republic of Tatarstan. From 1996 to 1998 he was Minister of Finance of the Republic of Tatarstan. Since July 1998 he has been Prime Minister of the Republic of Tatarstan. He holds a Ph.D. in Economics.

Renat Khaliullovich MUSLIMOV was born in 1934. In 1957, he graduated from the Kazan State University with a specialization in geology and exploration of oil and gas fields. He started work in 1957 as driller's assistant with a well development team, then working as geologist, Chief of the Geological Section of the Oil Production Department Bugulmaneft and Chief Geologist of the Oil Production Department Leninogorskneft. From 1966 he worked as Chief Geologist and Deputy General Director of Tatneft. Since 1998, he has been State Counsel to the President of the Republic of Tatarstan. He is a doctor of geological and mineralogical sciences.

Ardinat Galievich NUGAIBEKOV was born in 1947. In 1970, he graduated from Kazan State University with a specialization in mechanical engineering and, in 1986, he graduated from Ufa Oil Institute with a specialization in mining engineering. He started work with NGDU Suleevneft where he worked as geologist of research and production center. Then, for the next six years, he worked as engineer, foreman for oil production, head of shift and deputy head of the district engineer and technological service at NGDU Almetyevneft. In 1976, he was appointed Head of Shop with TsBPO for EPU. Between 1978 and 1981, he was Head of the Industry and Transportation Department of the Almetyevsk City Committee of the CPSU, then for three years he was Head of the Central Maintenance Base for electric loaders. Since 1984, he has been Head of NGDU Yelkhovneft. He holds a Ph.D. in technical sciences.

Victor Vasilievich SMYKOV was born in 1949. In 1971, he graduated from Kazan State University with a specialization in geological prospecting and development of oil and gas fields. In 1989, he graduated from the Academy for National Economy with the USSR Council of Ministers. He started work in 1971, as geologist with the Elista geology and prospecting expedition. Between 1974 and 1979 he worked at NGDU Yamashneft as senior geologist, head of RITS shift, senior geologist of underground well repair section, head of research and production center, and head of TsDNG. Between 1979 and 1985 he was a Communist Party functionary, serving first as an instructor and then Head of Department of Almetyevsk City Communist Party Committee. Since 1985 he has been Head of NGDU Yamashneft. He holds a Ph.D in technical sciences.

Aleksey Arkadievich SOKOLOV was born in 1956. He has higher education: he graduated from Moscow Aviation Institute and Moscow Financial Institute. He started work in 1978. He worked as an engineer at Moscow Thermal Technology Institute, and then as a senior engineer of the State Committee for External Economic Relations of the USSR Council of Ministers. From 1989 to 1993, he headed the Credit and Financial Operations Department of AO Sovfintrade, thereafter serving for three years as Deputy Chairman of the Executive Board of KIB Alfa-Bank. Since 1995, he has been Chairman of the Executive Board of Bank Zenit.

Shafagat Fahrazovich TAKHAUTDINOV was born in 1946. In 1971, he graduated from Moscow Gubkin Institute of Petrochemical and Gas Industry. He started work in 1964 as driller's assistant at Almetyevsk Drilling Operations Department, then worked as oil production operator, underground well repair foreman and manager of a reservoir pressure maintenance section. From 1978 to 1983, he was Chief of the Oil Production Department Jalilneft and then for two years he was Chief of Almetyevneft NGDU. From 1985 to 1990, he was First Secretary of the Leninogorsk City Committee of the CPSU, and from 1990 to 1999, he worked as Chief Engineer and First Deputy General Director of OAO Tatneft. Since 1999, he has been General Director of OAO Tatneft. He is a doctor of economics.

Rais Salikhovich KHISAMOV was born in 1950. In 1978, he graduated from the Evening Department of the Moscow Gubkin Institute of Petrochemical and Gas Industry with a specialization in mining engineering. He started work as an oil production operator at the Oil Production Department Yelkhovneft, then working as a collector at Birsk Geological Prospecting Unit and operator at the Oil Production Department Irkenneft. In 1972, after serving in the military, he joined Irkenneft NGDU where he had worked until 1997 rising from the position of well exploration operator to that of Chief Geologist. Since October 1997, he has been working as Chief Geologist and Deputy General Director of OAO Tatneft. He is a doctor of geological and mineralogical sciences.

Albert Kashafovich SHIGABUTDINOV was born in 1952. Following graduation from Kazan Institute of Aviation in 1976, he started work as a laboratory engineer for Special Construction Enterprise-5 KIS. He then worked as Deputy Director of the farm Narmonskiy and Head of Department and Deputy Director of the Bauman food-stuffs procurement organization in Kazan. In 1986, he became head of the repair and maintenance enterprise of the Tatrybprom Group, then, from 1987 to 1991, served as Deputy General Director of Tatrybprom for Construction, Logistics and Sales. In 1991, he was appointed General Director of the Foreign Trade Research and Production Association "Kazan". Since 1995, he has worked as General Director of OAO TAIF.


                                  INFORMATION
                                  -----------
              about candidates to the OAO Tatneft audit commission
              ----------------------------------------------------

Boris Nikolaevich ARTAMONOV was born in 1955. In 1979, he graduated from Kazan Institute for Economics and Finance. He started work in 1974 at NGDU Suleevneft as an installation fitter. Between 1975 and 1977, he served in the Armed Forces, thereafter again working at Suleevneft. In 1978, he was transferred to NGDU Almetyevneft, where he worked as well research operator, economist, senior economist and head of economics team of Research and Production Center, and then as senior engineer of technical section. Between 1988 and 1994, he was Head of the Planning and Economic Section at NGDU Irkenneft. In 1994, he was transferred to NGDU Yelkhovneft, where he worked as Head of the Planning and Economic Section and Chief Accountant. Since 2002, he has been Deputy Chief Accountant of OAO Tatneft.

Marat Mikhailovich AFANASIEV was born in 1956. In 1978, he graduated from Kazan State University and started work at KazNIItekhphotoproect research institute. He has worked all the way up from laboratory assistant to the head of a research department. Between 1993 and 1998, he was deputy head engineer and deputy general director of OAO Khiton. From 1998, he worked during four years as Head of Department at the Ministry for Economics and Industry of the Republic of Tatarstan. In 2002, he was transferred to the position of Head of Department at the Ministry of Finance of the Republic of Tatarstan.

Tamara Mikhailovna VILKOVA was born in 1949. She started work in 1965. She worked as technical assistant and performer with the State Song and Dance Ensemble of the Zhitomir Region Philharmonic. Between 1968 and 1973, she studied at the Siberian Metallurgical Institute. Following graduation, she worked as seller, secondary school laboratory assistant and process engineer of the Electropech plant in Biysk. Between 1980 and 1987, she served in the Armed Forces. Between 1987 and 1991, she worked as a clerk and typist at the Political Department of Kazan Higher Tank Command Staff School. Between 1991 and 1993, she served as tax inspector and then as senior tax inspector of the State Tax Inspectorate of Vakhitovski District in Kazan. Between 1993 and 1995, she served as Chief State Tax Inspector of the State Tax Inspectorate of the Republic of Tatarstan. In 1996, she graduated from Kazan Institute for Economics and Finance with a specialization in finance and lending. In 1995, she joined OAO Tatneft as Deputy Head of Taxation Department, and was then promoted to Head of Taxation Department. Since 1999, she has been Deputy Chief Accountant.

Roza Zagitovna ISKHAKOVA was born in 1966. In 1988, she graduated from Leningrad Polytechnic Institute with a specialization in economics. After graduation, she worked as a trainee of Chief Accountant at the Nizhnekamsk Installation Department of the Spetsatommontazh Construction Enterprise. Then, from 1989 to 1993, she was an economist at the directorate of the Tatarskaya Nuclear Power Station, under construction at the settlement of Kamskie Poliany. After that, she worked as accountant and economist at TOO Pchelton. In 1996, she joined NGDU Almetyevneft as Deputy Chief Accountant for Taxation and, starting in 1997, she worked as Head of the Finance and Taxation Department of that NGDU. In 2002, she was appointed to the position of Deputy Chief Accountant for Taxation and Head of Taxation Department.

Venera Gibadullovna KUZMINA was born in 1946. In 1972, she graduated from the Evening Department of the Moscow Institute of Petrochemical and Gas Industry. She started work in 1963 as a milling machine operator at the Minnibaevsk Gas Refinery. Between 1966 and 1967, she worked as a milling machine operator at the Dorstroimashremont plant. Between 1967 and 1982, she worked at the Oil Production Department Almetyevneft as oil production operator, control service technician, PRTsNO engineer and Chief Economist of Planning and Economics Department. In 1982, she moved to the Minnibaevsk Gas Refinery as Head of its Planning and Economics Department. Between 1983 and 1987, she worked as Deputy Head of Planning and Economics Department at Yelkhovneft NGDU. Between 1987 and 1989, she worked as Secretary of the Almetyevsk City Council of People's Deputies. Between 1989 and 2002, she worked as Deputy Head of Zainskneft NGDU for Economic Matters.

Nikolai Kuzmich LAPIN was born in 1947. In 1967, he graduated from the Laishevskiy Agricultural Vocational School with a specialization in accounting, thereafter graduating from the Almetyevsk Oil Institute. He started work in 1967 as Chief Accountant at a collective farm. He has worked in the oil industry and with OAO Tatneft since 1971. He has worked as economist, senior economist of the Central Accounting Office and senior economist of the Control and Audit Division. Between 1984 and 1987, he worked as Senior Contract Accountant in Libya. Upon completion of the contract, he served as Deputy Chief Accountant of OAO Tatneft responsible for control and audit work. Since 1992, he has been Head of the Control and Audit Department.

Peter Nikolaevich PARAMONOV was born in 1955. In 1977, he graduated from Kazan Institute for Finance and Economics with a specialization in economics. He began work in 1977 at the Tatarstan Office of Stroibank where he worked as senior credit inspector, Deputy Manager of the Yelabuga Branch and Head of the Finance and Credit Division of the Almetyevsk Branch. He joined OAO Tatneft in 1981. Since that time, he has worked as Deputy Chief Accountant of Tatneftegaz and as Chief Accountant and Deputy Head of Irkenneft NGDU.

Liliya Rafaelovna RAKHIMZYANOVA was born in 1967. She has higher education: she graduated in 1988 from Kazan Institute for Finance and Economics with a specialization in industrial planning. Following graduation and until 1995 she worked as an economist with the Production Association Kazanskiy Optiko-Mekhanicheskiy Zavod. Then, during two years, she worked as an expert with the Republican Trade Union Council of the Trade Union Federation of the Republic of Tatarstan. In 1997, she joined the State Committee of the Republic of Tatarstan for Managing State Property as an expert of the first class. In 1988, she was transferred to the Ministry for Economy and Industry of the Republic of Tatarstan, where she has worked as Leading and Chief Expert and, since March 2003, as Head of Oil Production Section.

Guselya Mukharyamovna SAFINA was born in 1955. She graduated from Kazan Institute for Finance and Economics with a specialization in economics in 1977. She started work at the Radiopribor plant in Almetyevsk as accountant, economist and senior economist. Between 1980 and 1986, she worked as engineer with the Planning and Production Division of the All-Union Research Institute Nasosmash of the USSR Ministry for Chemical Engineering. Thereafter, she worked as Chief Accountant at Kazan Factory for Artistic Products. Since 1989, she was economist and senior accountant at the Republican Information and Computer Center. Between 1991 and 1995, she was Chief Accountant of the Foreign Trade Research and Production Association Kazan. Since 1995, she has been Deputy General Director of OAO TAIF for Economics and Finance.

                                    Proposals
                     Regarding Amending OAO Tatneft Charter


Section 4.2(b). The last two sentences shall be revised to read as follows: "In accordance with the effective legislation, the Republic of Tatarstan may use a special right ("the golden share") in respect of the Company. The legal status of the special right ("the golden share") shall be determined by the laws of the Russian Federation and the Republic of Tatarstan."

Section 5.10. Delete the following sentence: "The Company shall have the right, once a year, to adopt a decision to pay (or declare the payment of) dividends on placed shares."

Section 7.3. Clause 10 shall be revised to read as follows: "approval of annual reports and annual financial statements, including reports on the profits and on the losses (profit and loss accounts) of the company, as well as the distribution of income (including payment (declaration) of dividends, with the exception of income distributed in the form of dividends based on the results of the first quarter, six months or nine months of the fiscal year) and losses of the company based on the results of the fiscal year;"

Section 7.3 shall be supplemented by Clause 10.1: "payment (declaration) of dividends based on the results of the first quarter, six months or nine months of the fiscal year;"



                                                       /s/ V.D. Yershov
                                               ---------------------------------
                                               Name: V.D. Yershov
                                               Title: Head of Legal Department

      Open Joint Stock Company Tatneft, 75, Lenin str., 423450 Almetyevsk,
                             Republic of Tatarstan

                                   BALLOT # 1

   for voting at the annual general shareholders' meeting held in the form of joint presence of shareholders with a preliminary sending of ballots

Date and time of the shareholders' meeting: June 27, 2003, meeting to commence at 11:00 a.m. Venue of the meeting: "Neftche" Palace of Culture, Almetyevsk.

Filled in ballots shall be sent to the following postal address: 10 Gagarin Street, Almetyevsk, 423450, Republic of Tatarstan, OAO Tatneft Property Management Department.

         Shareholder (representative)

Registration Code:                         Number of Voting Shares:

                               Items Put to Vote:

Item 1. Approval of the annual report of the Company and annual accounting statements, including profit and loss statements (profit and loss accounts) of the Company for 2002.

---------------------------------------------------------------------------------------------------------------
                    Wording of decision                                         Voting options
---------------------------------------------------------------------------------------------------------------
To approve the annual report of the Company and annual
accounting statements, including profit and loss statements       FOR              AGAINST            ABSTAIN
(profit and loss accounts) of the Company for 2002
---------------------------------------------------------------------------------------------------------------

Item 2. Approval of profit distribution based on the results of the financial year.

---------------------------------------------------------------------------------------------------------------
                    Wording of decision                                         Voting options
---------------------------------------------------------------------------------------------------------------
To approve the distribution of profit based on the results
of the financial year                                             FOR              AGAINST            ABSTAIN
---------------------------------------------------------------------------------------------------------------

Item 3. Payment of annual dividends based on the results of 2002. Approval of the amount of dividends and of the form and date of payment of dividends.

---------------------------------------------------------------------------------------------------------------
                   Wording of decisions                                         Voting options
---------------------------------------------------------------------------------------------------------------
To pay dividends for the year 2002 in the amount of:
a) 100% of the nominal value per OAO Tatneft preferred share;
b) 10% of the nominal value per OAO Tatneft ordinary share.       FOR             AGAINST             ABSTAIN
To determine that dividends shall be paid from July 1 to
December 31, 2003. Dividends shall be paid in cash.
---------------------------------------------------------------------------------------------------------------

        Please leave uncrossed only one voting option for which you vote.
                    Two other options shall be crossed out!

                                        Shareholder's signature ________________

      Open Joint Stock Company Tatneft, 75, Lenin str., 423450 Almetyevsk,
                             Republic of Tatarstan

                                   BALLOT # 2

   for voting at the annual general shareholders' meeting held in the form of joint presence of shareholders with a preliminary sending of ballots

Date and time of the shareholders' meeting: June 27, 2003, meeting to commence at 11:00 a.m. Venue of the meeting: "Neftche" Palace of Culture, Almetyevsk.

Filled in ballots shall be sent to the following postal address: 10 Gagarin Street, Almetyevsk, 423450, Republic of Tatarstan, OAO Tatneft Property Management Department.

         Shareholder (representative)

Registration Code:

Number of voting shares owned by:                    Number of votes cast during the election of
the shareholder:                                              members of the Board of Directors:

                          Item Put to Cumulative Vote:

Item 4. Election of members of the OAO Tatneft Board of Directors.

-------------------------------------------------------------------------------------------------------------
Wording of decision:                    To elect to the OAO Tatneft Board of Directors:
-------------------------------------------------------------------------------------------------------------
                                                                         Voting options:
                                                     --------------------------------------------------------
No. of                                                                      AGAINST          ABSTAIN
 item   Full name of candidate Voting options:              FOR          all candidates   in respect of
                                                                                          all candidates
-------------------------------------------------------------------------------------------------------------
1.       Rishat Fazlutdinovich Abubakirov
-------------------------------------------------------------------------------------------------------------
2.       Valeriy Pavlovich Vasiliev
-------------------------------------------------------------------------------------------------------------
3.       Radik Raufovich Gaizatullin
-------------------------------------------------------------------------------------------------------------
4.       Rinat Gimadelislamovich Galeev
-------------------------------------------------------------------------------------------------------------
5.       Nail Gabdulbarievich Ibragimov
-------------------------------------------------------------------------------------------------------------
6.       Vladimir Pavlovich Lavushchenko
-------------------------------------------------------------------------------------------------------------
7.       Nail Ulfatovich Maganov
-------------------------------------------------------------------------------------------------------------
8.       Rustam Nurgalievich Minnikhanov
-------------------------------------------------------------------------------------------------------------
9.       Renat Khaliullovich Muslimov
-------------------------------------------------------------------------------------------------------------
10.      Ardinat Galievich Nugaibekov
-------------------------------------------------------------------------------------------------------------
11.      Victor Vasilievich Smykov
-------------------------------------------------------------------------------------------------------------
12.      Aleksey Arkadievich Sokolov
-------------------------------------------------------------------------------------------------------------
13.      Shafagat Fahrazovich Takhautdinov
-------------------------------------------------------------------------------------------------------------
14.      Rais Salikhovich Khisamov
-------------------------------------------------------------------------------------------------------------
15.      Albert Kashafovich Shigabutdinov
-------------------------------------------------------------------------------------------------------------

On this item you can vote using only one of the three options: "FOR", "AGAINST all candidates" or "ABSTAIN in respect of all candidates":
- if you vote "FOR", you are entitled to give all your votes to one candidate or distribute them between two or more candidates. In this case, you must cross out columns: "AGAINST all candidates" and "ABSTAIN in respect of all candidates";
- if you vote "AGAINST all candidates", you must cross out columns: "FOR" and "ABSTAIN in respect of all candidates";
- if you vote "ABSTAIN in respect of all candidates", you must cross out columns "FOR" and "AGAINST all candidates."

                    Cross out voting options you do not need!

                                        Shareholder's signature ________________

      Open Joint Stock Company Tatneft, 75, Lenin str., 423450 Almetyevsk,
                             Republic of Tatarstan

                                   BALLOT # 3

   for voting at the annual general shareholders' meeting held in the form of joint presence of shareholders with a preliminary sending of ballots

Date and time of the shareholders' meeting: June 27, 2003, meeting to commence at 11:00 a.m. Venue of the meeting: "Neftche" Palace of Culture, Almetyevsk.

Filled in ballots shall be sent to the following postal address: 10 Gagarin Street, Almetyevsk, 423450, Republic of Tatarstan, OAO Tatneft Property Management Department.

         Shareholder (representative)

Registration Code:                                            Number of Voting Shares:

                               Items Put to Vote:

Item 5. Election of members of the audit commission of OAO Tatneft.
---------------------------------------------------------------------------------------------
Wording of decision:                    To elect to the audit commission of the Company
---------------------------------------------------------------------------------------------
No. of        Full name of candidate                             Voting options
 item
---------------------------------------------------------------------------------------------
1.        Boris Nikolaevich Artamonov                    FOR        AGAINST      ABSTAIN
---------------------------------------------------------------------------------------------
2.        Marat Mikhailovich Afanasiev                   FOR        AGAINST      ABSTAIN
---------------------------------------------------------------------------------------------
3.        Tamara Mikhailovna Vilkova                     FOR        AGAINST      ABSTAIN
---------------------------------------------------------------------------------------------
4.        Roza Zagitovna Iskhakova                       FOR        AGAINST      ABSTAIN
---------------------------------------------------------------------------------------------
5.        Venera Gibadullovna Kuzmina                    FOR        AGAINST      ABSTAIN
---------------------------------------------------------------------------------------------
6.        Nikolai Kuzmich Lapin                          FOR        AGAINST      ABSTAIN
---------------------------------------------------------------------------------------------
7.        Peter Nikolaevich Paramonov                    FOR        AGAINST      ABSTAIN
---------------------------------------------------------------------------------------------
8.        Liliya Rafaelovna Rakhimzyanova                FOR        AGAINST      ABSTAIN
---------------------------------------------------------------------------------------------
9.        Guselya Mukharyamovna Safina                   FOR        AGAINST      ABSTAIN
---------------------------------------------------------------------------------------------


Item 6. Approval of the external auditor of the joint stock company.
---------------------------------------------------------------------------------------------
                    Wording of decision                          Voting options
---------------------------------------------------------------------------------------------
To approve ZAO Ernst & Young Vneshaudit as OAO
Tatneft's external auditor for the term of one year.     FOR        AGAINST      ABSTAIN
---------------------------------------------------------------------------------------------


Item 7. Making of changes and additions to the OAO Tatneft Charter.
---------------------------------------------------------------------------------------------
                    Wording of decision                          Voting options
---------------------------------------------------------------------------------------------
To make changes and additions to the OAO
Tatneft Charter                                          FOR        AGAINST      ABSTAIN
---------------------------------------------------------------------------------------------

        Please leave uncrossed only one voting option for which you vote.
                    Two other options shall be crossed out!

                                        Shareholder's signature ________________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         OAO TATNEFT

                                         By: /s/ Valery P. Lavushchenko
                                             --------------------------------
                                            Name: Valery P. Lavushchenko
                                            Title: Deputy General Director
                                                   for Economics
Date: May 13, 2003